Mail Stop 0407

September 20, 2004

Mr. Ron Heineman
Chief Executive Officer
Resolve Staffing, Inc.
105 North Falkenburg Road, Suite B
Tampa, FL  33619

	RE:	Resolve Staffing, Inc.
		Form 8-K filed August 25, 2004
		File No.  0-29485

Dear Mr. Heineman:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1. Revise to provide the information required by Item
304(a)(1)(iv)(B) of Regulation    S-B, regarding the reportable
event
that the former accountant advised the company of during the two most recent fiscal years and subsequent interim period through the date of termination. We concur with Aidman, Piser & Company, P.A.`s assertion in Exhibit 16.1 that this matter constitutes a "reportable event" within the meaning of Regulation S-B.

2. When you engage a new accountant, please report the engagement in a new Form 8-K and comply with the requirements of Regulation S-B
Item 304 (a)(2). In making any disclosures about consultations with your new accountants, please ensure you disclose any consultations up through the date of engagement.

3. To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountants stating whether the accountant agrees with the statements made in your revised Form 8-K.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Please file your supplemental response and amendment via EDGAR in response to these comments within 5 business days of the date of this letter. Please note that if you require longer than 5 business days to respond, you should contact the staff immediately to request additional time. Any questions regarding these comments may be directed to Kathleen Kerrigan, Staff Accountant, at (202) 942-1944.

							Sincerely,


							Kathleen Kerrigan
							Staff Accountant
Mr. Ron Heineman
Resolve Staffing, Inc.
September 20, 2004
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